UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36333 / September 21, 2026

In the Matter of

ARK Venture Fund
ARK Investment Management LLC

200 Central Avenue, Suite 220
St. Peterburg, Florida, 33701

(812-16031)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT, UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

ARK Venture Fund and ARK Investment Management LLC, filed an application on May 20, 2026, and amendments to the application on June 11, 2026 and August 7, 2026, requesting an order to amend a prior order[1] under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The prior order permits certain registered closed-end management investment companies ("funds") to issue multiple classes of shares and to impose asset-based distribution and/or service fees and early withdrawal charges. The amended order permits the funds to now offer (i) a class of shares listed on a national securities exchange, and (ii) a class of tokenized shares traded on one or more alternative trading systems or quoted on one or more other quotation mediums.

On August 24, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36308). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly

[1] *See* ARK Venture Fund and ARK Investment Management LLC, Investment Company Act Release No. IC-35744 (Sept. 9, 2025) (notice); Investment Company Act Release No. IC-35787 (Nov. 17, 2025) (order).

discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees, and early withdrawal charges, is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of ARK Venture Fund and ARK Investment Management LLC (File No. 812-16031),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees and early withdrawal charges, is approved, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.